082-35716

[redacted]

08004979

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Babback Sabahi
Direct Tel (202) 263-3451
Direct Fax (202) 762-4261
bsabahi@mayerbrown.com

SEC Mail
Mail Processing
Section

SEP 10 2008

Washington, DC
109

September 16, 2008

BY HAND

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find translations of:

- An Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation: Immediate Report (on Leumi Group's exposure to the Lehman Group), dated September 16, 2008;
- An Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation: Sale of shares of Cellcom, dated September 15, 2008;
- An Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation: Framework for hybrid note issues, dated September 14, 2008;
- An Immediate Report on the convening of general meeting, dated September 14; and
- An Immediate Report of a change in the Securities of the Corporation, dated September 7-11, 2008.

Sincerely,

Babback Sabahi
Babback Sabahi

Enclosures

PROCESSED
SEP 23 2008
THOMSON REUTERS

9/18

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Immediate Report

Bank Leumi le-Israel B.M. (the "Bank") announces as follows:

Further to reports regarding the legal position of the US investment bank, Lehman Brothers (the "Lehman Group"), the extent of the Bank's exposure to the Lehman Group is hereby brought to the public's attention: The Leumi Group holds debentures, derivatives and credit derivatives (CDS) issued by the Lehman Group in the amount of some US$88 million, as detailed as follows: debentures with maturity dates between 2010 and 2014 in the amount of some US$56 million, derivatives in the amount of some US$12 million, and credit derivatives (CDS) in the amount of some US$20 million with maturity dates between 2011 and 2012. In addition, the Bank last week redeemed a security (certificate) issued by a company in the Lehman Group in the amount of some US$100 million. The consideration is due to be received in the coming days.

The Bank is following the developments in the legal position of the Lehman Group. At this stage, it is not possible to estimate the effect on the Bank.

Date and time at which the corporation first became aware of the event or matter:
15 September 2008.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

15 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Sale of Shares in Cellcom

Bank Leumi le-Israel B.M. (the "Bank") announces as follows: On 14 September 2008, Leumi & Co. Investment House Ltd. ("Leumi & Co."), a wholly owned subsidiary of the Bank, sold its remaining holding of 2,172,000 shares of Cellcom Israel Ltd. (some 2.23%), at a price of some NIS 109.0 per share, for an aggregate consideration of some NIS 236.7 million. The sale is expected to yield to the Bank (which presents the results of Leumi & Co. on a fully consolidated basis in its financial statements) a net after tax profit of some NIS 73.0 million.

Date and time at which the corporation first became aware of the event or matter:
14 September 2008 at 17:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Framework for Hybrid Note Issues

Bank Leumi le-Israel B.M. (the "Bank") announces that at a meeting of the Board of Directors held today, 14 September 2008, the Board of Directors approved in principle a framework of up to NIS 3 billion for the issue of hybrid subordinated notes, as Tier I capital, according to conditions to be determined and approved from time to time in the future, close to the date of issue and based on market conditions.

The conditions of the notes will include the possibility of compulsory conversion to ordinary shares, although only in exceptional circumstances, and will bear CPI-linked interest at a rate to be determined by tender, close to the date of the issue.

At this stage, the Bank intends to issue the notes to institutional investors.

Date and time at which the corporation first became aware of the event or matter:
14 September 2008 at 16:15.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 14 September 2008, it was resolved to call a Special General Meeting.
   Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
   The General Meeting will be held on Tuesday, 7 October 2008 at 10:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 22 September 2008.

3. Items on the agenda:

   See Annex 1 attached hereto.

   The agenda does not include a proposal regarding the appointment of an External Director.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. No Voting Paper or Position Papers are attached hereto.

   Address of the website at which one may vote, in a case where the company is allowing voting through the internet: N/A

   E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 26 October 2008 at 10:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The registered office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that a Special General Meeting of the Bank will be held at the Bank's offices at Lyn House, 35 Yehuda Halevi Street, Tel Aviv, on Tuesday, 7 October 2008 at 10:00 am, to approve the following resolution:

To approve an increase in the authorized share capital of the Bank to NIS 2,215,000,000, by the creation of 500,000,000 ordinary shares of NIS 1.0 par value each, which shall, upon being issued and fully paid, be convertible into stock - for the purpose of the issue of hybrid subordinated capital notes.

The majority required to approve the resolution is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Monday, 22 September 2008.

A stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the registered office of the Bank no less than 48 hours prior to the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Details of the circumstances under which the Notes may be converted, either fully or partially, into ordinary shares of the Bank, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House, 34 Yehuda Halevi Street, Tel Aviv, tel: +972 3 514 9716 between 08:00 and 15:00.

Tel Aviv, 15 September 2008

By Order of the Board of Directors

Jennifer Janes, Adv.
Group Secretary

לאומי
leumi

Annex 2

Leumi House
34 Yehuda Halevi Street
P.O. Box 2
Tel Aviv 61000
Israel
Tel: 972-3-5149716

15 September 2008

To the Ordinary Stockholders

Dear Stockholder,

Enclosed herewith for your examination is Notice of a Special General Meeting of the Bank, to be held on Tuesday, 7 October 2008, and a proxy form therefor.

The Bank, subject to obtaining the required authorizations, intends to execute a number of issues of hybrid subordinated capital notes ("Hybrid Notes") in the coming years, in a total amount of up to NIS 3 billion, to be recognized by the Bank of Israel as part of the Bank's Tier I capital.

Issue of the Hybrid Notes will lead to an increase in the Bank's capital adequacy ratio, which will enable the Bank to continue to develop its business, will support its dividend policy, and improve its return on equity.

The Bank considers that raising the capital adequacy ratio should be carried out at this time in light of adoption of the Basel II directives by the Supervisor of Banks, and his stated intention to increase in the future the ratio of capital to risk assets to at least 12%. In addition, the Bank feels that it is appropriate to aim towards achieving a capital adequacy ratio in line with worldwide standards, and in parallel with that of banks in countries comparable to Israel.

These Notes, similar to the subordinated deposits/capital notes issued by the Bank in 2002, will include in their terms the possibility of compulsory conversion to ordinary shares, but only in extremely exceptional circumstances.

In light if this, and in order to enable the Bank to issue Notes bearing such conversion rights, the Board of Directors is now proposing that the Special General Meeting approve an increase in the Bank's authorized share capital for this purpose from NIS 1,715 million to NIS 2,215 million.

Stockholders who are unable to participate in and vote at the Meeting are requested to sign the attached proxy form, which must reach the registered office of the Bank by 10:00 am on

Sunday, 5 October 2008. The return of proxy forms as detailed will not prevent stockholders from attending and voting in person if they subsequently decide to do so.

Details of the circumstances under which the Notes may be converted, either fully or partially, into ordinary shares of the Bank, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel: +972 3 514 9716 between 08:00 and 15:00.

Yours faithfully,

Jennifer Janes, Adv.
Group Secretary

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7-11 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 7 to 11 September 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
7 September 2008	Exercise of Options	Leumi Options 01/06	6040125	172,202	No
11 September 2008	Exercise of Options	Leumi Options 01/06	6040125	117,357	No
11 September 2008	Expiry	Leumi Options 01/06	6040125	2,085	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,470,933,852	1,471,223,411

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	Yes
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	26,731,824	26,440,180	No
6040133	Leumi A – Commercial Paper	332,700,000	400,750,000	No
-	Leumi A – Commercial Paper	77,010,000	77,010,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END